SOUTHTRUST FUNDS

                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7010

                                  June 10, 2003



Mr. Harry Eisenstein
Office of Insurance Products
Securities and Exchange Commission
Room 10172, Stop 10-6
450 Fifth Street, Northwest
Washington, DC  20549

     RE: SouthTrust Funds (the "Trust")
            SouthTrust Value Fund II (the "Fund")
            1933 Act File No. 33-46190
            1940 Act File No. 811-6580


Dear Mr. Eisenstein:

     On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 17 under the Securities Act of 1933 and Amendment No. 19 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust which was filed on April 22, 2003. The accession number of this filing was 0001056288-03-000273.

     This withdrawal is being made as a result of a business decision not to proceed with the new Fund; therefore, please issue an order with respect to this application for withdrawal at the earliest date the Staff deems appropriate.

     Pursuant to the requirements of Rule 477(a) of the Securities Act of 1933 Act, the Secretary of the Registrant has signed this application for withdrawal of the Initial Registration Statement this 10th day of June 2003.

     If you have any  questions on this filing,  please  contact  Seana Banks at
(412) 288-6340.

                                            Very truly yours,


                                            /s/ John D. Johnson
                                            John D. Johnson
                                            Secretary